Davis
&
Associates



July 2, 2001

US Securities and Exchange Commission
Washington, DC 20549

The offices of Davis and Associates, CPA incorrectly filed a Form 10-SB with the Commission on May 15, 2001 using CIK numbers 0001128295 and r$cjk6vj. We received EDGAR filing accession number(s) of 0001128295-01-500014 and 0001128295-01-500015. Please allow this letter to serve as notification of our withdrawal of these filings.

Sincerely,

Davis and Associates
Certified Public Accountant












              150 North Street, Suite 200, Canton, GA 30114,
                 Phone (770)479-5458, Fax (770)479-7738